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Exhibit 5.1
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MedQuist Inc. - 2003 Third Quarter Conference Call:
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Good morning everyone. I would like to take this opportunity to thank you for participating in our conference call. My name is Tim Stack and I am MedQuist's new President and Chief Executive Officer. Also on the call today are Brian Kearns, our Chief Financial Officer, and John Suender, our Chief Legal Officer. We decided to accelerate the announcement of MedQuist's financial results by issuing a press release and holding our conference call today instead of next week. We made this decision because MedQuist earned $0.24 in the quarter, which is less than some of you may have expected. While this EPS is only a penny lower than our same quarter last year EPS, it is lower than many of us here at MedQuist have grown to expect.
What I would like to accomplish in today's conference call and over the next few weeks, is to put into perspective the challenges that I perceive to be facing MedQuist. Admittedly, I have only been on the job for two weeks, so I won't have all the answers to your questions. But I will assure you that I share your concerns as a fellow MedQuist shareholder and I am passionate about our company's success.
Over the next weeks, months and years, my ambition is for MedQuist to continually increase value for our stakeholders - our clients, employees and shareholders. I believe that if MedQuist increases our already high level of customer satisfaction, and increases our already high employee retention rates by making MedQuist the employer of choice in the healthcare IT sector, that shareholders will be handsomely rewarded.
MedQuist has a strong history of putting clients first and we plan to build on this rich history to create something we can all be proud to be involved in. My goal is to double the revenue and cash flow of this company over the next three to four years. I plan to provide you with more information on our future strategy and goals, but for now, I would like to talk a little about performance in the current quarter. We will need to understand the weaknesses of our business before we can solidify the foundation of our business for future growth.
We believe there are four reasons for our challenging operating environment. First, the hospital market is currently in a very challenging operating environment with up to 50% of all providers losing money. Many of us are optimistic about the hospital industry's future, but there are clearly many challenges today. Reimbursement decreases are causing financial hardships on many providers. Although all medical records must be complete in order for these providers to receive reimbursement, there is a large part of MedQuist's business that involves committed assistance or overflow work. We believe the unit volume of this business has decreased over the past several months. Since some of our business costs are fixed in nature, this decreased volume has contributed to margin compression in the quarter.
Second, in large part as a result of our client's seeking to save money in this challenging environment, pricing pressure has continued in the Medical Transcription industry. GPO's and IDN's are trying to squeeze out every penny of cost in the hospital system. If certain healthcare providers continue to treat transcription as a commodity, which is primarily purchased based on the lowest price available, then that is what they will get - a low quality undifferentiated commodity. However, they will not get this low quality service from MedQuist, they'll need to work with some other vendor because we believe medical records are too important to do anything but first quality work. Our labor pool is the best in the industry and we deserve to make a fair profit on our work.

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Third, our attention to detail on the operations side has been distracted by the
DEP roll out, which we believe is strategically important to MedQuist's future. We have been successful in our roll out thus far, although it is taking us longer than expected to complete. At this point, we have roughly $80 million of revenue running on our DEP. We expect to have over $100 million by year-end. On a positive note, we are recognizing the cost savings we expected on the platform, our transcriptionists are more productive and our clients seem to like the new system as well.
Fourth, we have yet to gain significant traction from our sales force in the transcription service arena. While our sales force is effective in selling our digital dictation systems and other solutions in the hospital market, we have not yet achieved any level of critical mass in selling medical transcription. We have several initiatives underway to address this, and we hope to see results early next year from our sales force.
So that is a high level overview on the reasons we had a difficult quarter. Pricing pressure, weak unit volume demand, distractions from the DEP roll out and lack of new transcription sales, all contributed to our financial results in this challenging quarter.
I expect that many of you are wondering what that means for the forth quarter, and the real answer is that we are not really sure yet. Things could get better or they could get worse. But for now, the best we can tell is that the fourth quarter will be slightly lower than the third quarter. Our best estimate for guidance in the fourth quarter is that earnings per share should be in the $0.18-$0.23 range.
At this time I would like to turn it over to Brian Kearns for a review of our financial results.
Thank you Tim.
For the third quarter:
MedQuist generated revenue of $121.2 million and Operating Income was $13.5 million or 11.2% of revenue. Earnings per share were $0.24, down compared to $0.25 in the third quarter of last year. At September 30, 2003, MedQuist had $178 million in working capital including $144 million in cash. Accounts receivable were $79 million and DSO remained essentially flat at 59 days. The Company had essentially zero debt and shareholders equity was $443 million.
At this time, I would like to introduce John Suender, MedQuist's Chief Legal Officer.
During the conference call management will make forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws, such as market estimates, growth and expansion plans and opportunities, potential revenue and cost synergies, revenue and earnings projections, expected growth rates, and the benefits of new technologies. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from these forward-looking statements is set forth in our periodic reports filed with the SEC, including our Form 10-Q's and Form 10-K for the year ended December 31, 2002 and our form 8-K filed in relation to today's call. In addition, more detailed unaudited financial information can be found in the earnings release we issued this morning and in the Form 8-K filed in relation to today's call.
At this time we would like to open up the call to your questions. Please announce your name before asking your question. Thank you.